File No. 70-

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                      Entergy Power UK plc
                          Templar House
                       81-87 High Holborn
                     London WC1V 6NU England

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________

           Michael B. Bemis              William J. Regan, Jr.
           Executive Director            Vice President and
           Entergy Power UK plc            Treasurer
           Templar House                 Entergy Services, Inc.
           81-87 High Holborn            639 Loyola Avenue
           London WC1V 6NU England       New Orleans, LA 70113

           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:

           Laurence M. Hamric, Esq.     William  T. Baker,  Jr.,
           Denise C. Redmann, Esq.      Esq.
           Entergy Services, Inc.       Kevin Stacey, Esq.
           639 Loyola Avenue            Reid & Priest LLP
           New Orleans, LA 70113        40 West 57th Street
                                        New York, NY  10019

Item 1.  Description of Proposed Transactions.

A.  Overview.

           Entergy Power UK plc ("EPUK") is a public limited company incorporated under the laws of England and Wales and is a wholly-owned, indirect subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public
Utility  Holding Company  Act  of 1935, as amended (the "Act").
EPUK proposes to organize either a special purpose limited partnership or a statutory business trust (the "Issuing Entity") for the purpose of issuing, from time to time through December 31, 2000, one or more series of preferred securities (the "Entity Interests"), in an aggregate principal amount not to exceed US
$500 million  (or the  pound sterling equivalent).  In connection with the issuance of such Entity Interests, EPUK will issue to the Issuing Entity, and the Issuing Entity will acquire from EPUK, one
or more series of   junior   subordinated  debentures   or   capital
interests (collectively, the "Subordinated Securities") which will have distribution rates, payment dates, redemption, maturity, if any, and other terms substantially similar to those of the Entity Interests.

           EPUK was incorporated on October 9, 1996 as a vehicle for the acquisition of London Electricity plc ("London Electricity"). London Electricity is one of the twelve regional electric companies in the United Kingdom and is a foreign utility company ("FUCO") under Section 33 of the Act. EPUK's sole investment and only significant asset is the entire share capital of London
Electricity.   Although  the financing  activities  of  EPUK  and
London Electricity are generally exempt from jurisdiction under the Act by virtue of Section 33 and Rule 52, Commission approval is being sought for certain of the transactions described herein solely because the Issuing Entity will not itself be, and will not directly or indirectly hold an interest in, a FUCO within the meaning of Section 33 under the Act.


B.  Proposed Financing Transaction.

           EPUK proposes to organize the Issuing Entity for the sole purpose of issuing the Entity Interests. Tax considerations will influence whether the Issuing Entity is organized as a limited partnership or a business trust. If the Issuing Entity is organized as a limited partnership, EPUK would either (a) act as the general partner of the Issuing Entity or (b) organize a special purpose, wholly-owned corporation for the sole purpose of acting as the general partner of the Issuing Entity (the "Participating Subsidiary"). If the Issuing Entity is organized as a business trust, the business and affairs of the trust would be conducted by one or more trustees (individually and collectively, the "Trustee").

           EPUK will make an equity contribution directly or indirectly to the Issuing Entity at the time the Entity Interests are issued and thereby will acquire directly or indirectly all of the general partnership interest (in the case of a limited partnership) or all of the voting interests (in the case of a business trust) in such Issuing Entity. EPUK's equity contribution to the Issuing Entity will at all times constitute at least 3% of the aggregate equity contributions by all securityholders to such Issuing Entity.

           The holders of the Entity Interests will be either the limited partners (in the case of a limited partnership) or the holders of preferred interests (in the case of a business trust) of the Issuing Entity.

           EPUK will issue, from time to time in one or more series, the Subordinated Securities to the Issuing Entity. The Issuing Entity will use the proceeds from the sale of its Entity Interests, plus the equity contributions made to it by EPUK, to purchase the Subordinated Securities. The Subordinated Securities will be issued by EPUK pursuant to a Subordinated
Debenture Indenture, in the case of junior subordinated debentures, or a Capital Interests Agreement, in the case of capital interests (the "Subordinated Securities Agreement"). Reference is made to Exhibits A-l, A-2, A-3 and A-4 hereto, respectively, for forms of the Subordinated Debenture Indenture, Subordinated Debenture, Capital Interests Agreement and Capital Interest.

          Each series of Subordinated Securities will have either a stated maturity date or no stated maturity date, as EPUK may determine at the time of issuance. EPUK will pay interest only on the Subordinated Securities at either a fixed or adjustable rate as set forth in the Subordinated Securities Agreement, and will  pay  the principal or capital amount thereof  only  at  the maturity, if any, thereof or upon the redemption thereof. The distribution rates, payment dates, redemption, maturity, if any, and other terms applicable to each series of Entity Interests will be substantially similar to the interest rates, payment dates, redemption, maturity and other terms applicable to the Subordinated Securities relating thereto, and will be determined by EPUK at the time of issuance. The interest paid by EPUK on the Subordinated Securities will constitute the only source of income for the Issuing Entity and will be used by the Issuing Entity to pay monthly, quarterly or semi-annual distributions (as determined at the time of the sale of each series) on the Entity Interests.

           EPUK may also enter into a guaranty (the "Guaranty") pursuant to which it will unconditionally guarantee (i) payment of distributions on the Entity Interests, if and to the extent the Issuing Entity has funds legally available therefor, (ii) payments to the holders of Entity Interests of certain amounts due upon liquidation of the Issuing Entity or redemption of the Entity Interests, and (iii) certain additional "gross up" amounts that may be payable in respect of the Entity Interests, as described below. A form of the Guaranty will be filed by Certificate pursuant to Rule 24 as Exhibit A-6, unless EPUK determines not to provide the Guaranty as an element of the proposed transaction.

            EPUK's Subordinated Securities issued under the Subordinated Securities Agreement and the Guaranty (if issued) will be expressly subordinated to Senior Indebtedness, as defined therein or pursuant thereto, and may also provide that payment of interest on such Subordinated Securities may be deferred for specified periods or for an indefinite period, without creating a default with respect thereto, so long as dividends are not being paid on, or certain actions are not being taken with respect to the retirement of, the common or preferred stock of EPUK or, if deemed appropriate, of one or more of the direct or indirect parent companies of EPUK during such period of deferral.

           Distributions on the Entity Interests will be paid monthly, quarterly or semi-annually (as determined at the time of sale of each series), will be cumulative, and will be mandatory to the extent that the Issuing Entity has legally available funds sufficient for such purposes. The availability of funds will depend entirely upon the Issuing Entity's receipt of the amounts paid under the Subordinated Securities. The Issuing Entity will have the right to defer distributions on the Entity Interests for a specified period or for an indefinite period, but only if and to the extent that EPUK defers the interest payments on the Subordinated Securities as described above.

          It is anticipated that interest payments by EPUK on the Subordinated Securities will be deductible by it for United Kingdom income tax purposes and that the Issuing Entity will not be subject to United States or United Kingdom income tax on the interest received on the Subordinated Securities.

          One or more series of Entity Interests and Subordinated Securities may include provisions for the mandatory retirement of some or all of such series prior to maturity. The Entity Interests will be subject to redemption, in whole or in part, on and after a specified date (the "Earliest Redemption Date") at the option of the Issuing Entity, with the consent of EPUK, at a price equal to their stated liquidation preference plus any accrued and unpaid distributions (the "Redemption Price"). The Earliest Redemption Date will be determined based upon, among other factors, market conditions at the time of issuance but will be not later than approximately five years after the date of issuance. The Subordinated Securities Agreement and the Entity Agreement (as defined below) may set forth additional provisions governing the optional redemption of the Entity Interests. It is expected that the Issuing Entity will have the option, with the consent of EPUK, to redeem the Entity Interests at the Redemption Price upon the occurrence of specified adverse tax events (each a "Tax Event"). Examples of possible Tax Events are (a) the
Issuing  Entity  becoming  subject to  United  States  or  United
Kingdom income tax with respect to interest received on the Subordinated Securities, (b) interest payments by EPUK on the Subordinated Securities being determined not to be deductible for United States earnings and profits purposes or United Kingdom income tax purposes, or (c) the Issuing Entity becoming subject to more than a minimal amount of other taxes, duties or other governmental impositions. The Subordinated Securities Agreement and the Entity Agreement (referred to below) may also provide that the Entity Interests are subject to optional or mandatory redemption upon the occurrence of specified adverse regulatory events (each, a "Regulatory Event"). An example of a possible Regulatory Event is the Issuing Entity becoming subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended.

           EPUK may also reserve the right to exchange the Subordinated Securities for the Entity Interests or otherwise to distribute the Subordinated Securities to the holders of Entity Interests, whereupon the Entity Interests would be canceled.

           If, as a result of (a) the Subordinated Securities not being treated as indebtedness for United Kingdom income tax purposes, or (b) the Issuing Entity not being treated as either a partnership or a trust, as the case may be, for United States income tax purposes, the Issuing Entity is required under applicable tax laws to withhold or deduct from payments on the Entity Interests amounts that otherwise would not be required to be withheld or deducted, the Issuing Entity may also have the obligation, if the Entity Interests are not redeemed or exchanged (as discussed above), to increase or "gross up" such payments so that the holders of Entity Interests will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required.

            In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuing Entity, holders of Entity Interests will be entitled to receive, out of the assets of the Issuing Entity available for distribution to the limited partners (in the case of a limited partnership) or the preferred securityholders (in the case of a business trust), before any distribution of assets to the general partner (in the case of a limited partnership) or EPUK (in the case of a business trust), an amount equal to the stated liquidation preference of the Entity Interests plus any accrued and unpaid distributions.

           Under either the Amended and Restated Agreement of Limited Partnership or Declaration of Trust, as the case may be, that shall govern the activities of the Issuing Entity upon the issuance of the Entity Interests (the "Entity Agreement"), the activities of the Issuing Entity will be limited solely to (i) the issuance and sale of Entity Interests, (ii) the use of the proceeds thereof and the equity contributions by EPUK to purchase the Subordinated Securities, (iii) the receipt of interest on the Subordinated Securities, and (iv) the payment of distributions on the Entity Interests. Reference is made to Exhibit A-5 for a form of the Entity Agreement.

          The Entity Agreement will further state that either the general partner (in the case of a limited partnership) or the
Trustee  (in  the  case of a business trust),  shall  manage  and control the Issuing Entity's business and affairs and be responsible for all liabilities and obligations of the Issuing Entity; and that the general partnership interest (in the case of a limited partnership) or the voting interests (in the case of a business trust) shall not be transferable except for a transfer made (a) with the consent of all other partners (in the case of a limited partnership) or securityholders (in the case of a business trust), (b) to a direct or indirect wholly-owned subsidiary, or (c) in the event of merger, subject to certain conditions.

           Because the Entity Interests will be supported by EPUK's Subordinated Securities and Guaranty (if issued), and the distributions to holders of Entity Interests will be paid out of the interest payments on such Subordinated Securities or pursuant to such Guaranty (if issued), the Entity Agreement will not include any interest or distribution coverage or capitalization ratio restrictions on the ability to issue and sell additional Entity Interests. Such restrictions would not be necessary, and the capital structure of the Issuing Entity would not be relevant, because the interest payments of EPUK on the Subordinated Securities will be sufficient to fully service the distributions on Entity Interests. For this reason, financial statements for the Issuing Entity are not included with this Application-Declaration.

           Each series of Entity Interests and any corresponding series of Subordinated Securities will be sold at such price and will be entitled to receive such distributions or interest payments on such periodic basis as shall have been determined at the time of sale. No series of Entity Interests or corresponding series of Subordinated Securities will be sold if the fixed distribution or interest rate or initial adjustable distribution or interest rate thereon would exceed the lower of 15% per annum or market rates generally obtainable at the time of pricing for sales of limited partnership or business trust interests having a reasonably equivalent maturity, issued by subsidiaries of companies of reasonably comparable credit quality and having reasonably similar terms, conditions and features. The initial distribution rate for Entity Interests of such series having an adjustable distribution will be determined in negotiations between EPUK and the purchasers of such series and be based upon then current market rates for comparable securities. Thereafter, the distribution rate on such Entity Interests would be adjusted according to a pre-established formula or method of determination ("Floating Rate Entity Interests").

           The dividend or interest rate for Floating Rate Entity Interests after the initial distribution rate period will be set as a percentage of, or as a specified spread from, a benchmark rate, such as the London Interbank Offered Rate or the Treasury Rate, or may be established by reference to orders received in an auction procedure, and will not exceed a specified maximum rate no greater than 15% per annum. Such distribution rate may be adjusted at established intervals or may be adjusted simultaneously with changes in the benchmark rate.

           The price, exclusive of accrued distributions, to be paid to the Issuing Entity for each such series of Entity Interests to be sold at competitive bidding will be within a range (to be specified by EPUK to prospective purchasers) from 95% to 105% of the liquidation amount of such series of Entity Interests.

           EPUK anticipates that the issuance and sale of each series of Entity Interests will be by means of competitive bidding, or negotiated public offering or private placement with institutional investors in order to secure the advantages of an advanced marketing effort and/or the best available terms. Reference is made to Exhibit B-1 for information with respect to, among other things, the procedures to be followed in connection with the issuance and sale of Entity Interests.


C.  Use of Proceeds.

           EPUK proposes to use the net proceeds derived from the issuance and sale of Entity Interests directly or indirectly for the purpose of repaying a portion of the credit facility used to finance the acquisition of London Electricity (the "Credit Facility"). Neither the proceeds to be received from the issuance and sale of the Entity Interests nor any savings derived from the repayment of the Credit Facility will be used directly or indirectly for the making of any new investment in an exempt wholesale generator ("EWG"), as defined in Sections 32 of the Act, or any other FUCO. In connection with such repayment, the Credit Facility may be restated and amended, and one or more in-direct subsidiaries of Entergy formed for the purpose of holding, with EPUK, London Electricity may be required to become co-maker of, or jointly and severally obligated to make payments on ("Re-payment Obligations"), such Credit Facility.


D.  Rule 54 Analysis.

           The proposed transactions are also subject to Rule 54. In determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. In that regard, assuming consummation of the transactions proposed in this application, all of the conditions set forth in Rule 53(a) are and will be satisfied and none of the conditions set forth in Rule 53(b) exists or, as a result thereof, will exist.

          The Entergy System's "aggregate investment" in EWGs and FUCOs was approximately $1,041,871,905, representing approximately 44.7% of the Entergy System's consolidated retained earnings as of March 31, 1997. Furthermore, the Entergy System has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of the Entergy System's domestic public utility subsidiary companies do or will render services to affiliated EWGs and FUCOs. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met.


Item 2.  Fees, Commissions and Expenses.

           The fees, commissions and expenses to be incurred in connection with the issuance and sale of the Entity Interests will include some or all of the following: registration fees under the Securities Act of 1933, as amended, as prescribed thereunder; underwriters' fees, commissions and expenses; rating agencies' fees; Trustees' fees; fees and expenses of legal counsel; fees of Entergy Services, Inc. for accounting, financial and similar services; independent accountants' fees; printing and engraving costs; exchange listing fees; and other miscellaneous costs (including expenses under state securities laws, if applicable).

           All such fees, commissions and expenses will either be
(a) the amounts prescribed by statute or regulation, in the case of filing or registration fees charged by governmental agencies;
(b) at cost, in the case of fees and/or expenses charged by Entergy Services, Inc.; or (c) in all other cases, fair, reasonable and customary fees at market rates, comparable to those incurred in similar transactions by similar companies, and arrived at in a negotiated, competitive and/or arms-length manner.

           The fees, commissions and expenses of the underwriters expected to be incurred with respect to the Entity Interests will not exceed the lesser of 3.25% of the principal amount of the Entity Interests to be sold or those generally paid at the time of pricing for sales of subsidiary interests having the same maturity, issued by companies of comparable credit quality and having similar terms, conditions and features.

          The estimated fees, commissions and expenses associated with the registration of securities pursuant to the Commission's order in this file will be set forth in a registration statement filed with the Commission under the Securities Act of 1933, as amended. In addition, a listing of the fees, commissions and expenses with respect to each issuance of securities pursuant to the Commission's order in this file will be included in a Rule 24 Certificate filed with the Commission.


Item 3.  Applicable Statutory Provisions.

           EPUK believes that its acquisition of voting interests in the Issuing Entity, its potential acquisition of shares of the capital stock of the Participating Subsidiary and the Participating Subsidiary's potential acquisition of voting interests in the Issuing Entity are or may be subject to the provisions of Sections 9(a) and 10 of the Act.

           EPUK believes that the proposed issuance and sale of the Entity Interests by the Issuing Entity are or may be subject to the provisions of Sections 6(a) and 7 of the Act, but may be exempt from jurisdiction pursuant to Rule 52.

           EPUK believes that the potential exchange of Entity Interests for Subordinated Securities is or may be subject to the provisions of Sections 6(a), 7, 9(a) and 10 of the Act, but may be exempt from jurisdiction pursuant to Rules 42, 52(b) or 52(c), as applicable.

           EPUK believes that the proposed issuance of its Guaranty (if any) is or may be subject to the provisions of Sections 6(a), 7 and 12(b) of the Act and Rule 45 thereunder.

           EPUK believes that the proposed issuance and sale of the Subordinated Securities by EPUK, and the proposed acquisition of such Subordinated Securities by the Issuing Entity, are exempt from jurisdiction under the Act by virtue of Rule 52 thereunder.

           EPUK believes that the potential incurring of the Re-payment Obligations by indirect subsidiaries of Entergy may be subject to Sections 6(a), 7 and 12(b) of the Act and Rule 45 thereunder.


Item 4.  Regulatory Approval.

           No state regulatory body or agency and no federal commission or agency of the United States other than this Commission has jurisdiction over the transactions proposed herein. No foreign government or agency or instrumentality thereof has jurisdiction over the transactions proposed herein.


Item 5.  Procedure.

           EPUK requests that the Commission's order authorizing the transactions proposed herein be entered by August 15, 1997, or as soon thereafter as practicable. Upon the completion of each transaction involving the issuance and sale of Entity Interests, EPUK shall file a Certificate pursuant to Rule 24 with copies of the executed documents relating thereto as exhibits.

           EPUK hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting periods between the issuance of the Commission's orders and the dates on which they are to become effective.


Item 6.  Exhibits and Financial Statements.

     (a) Exhibits:

       **A-l   Proposed  form(s)  of  Subordinated  Debenture
                 Indenture.

       **A-2   Proposed form(s) of Subordinated Debenture.

       **A-3   Proposed form(s) of Capital Interests Agreement.

       **A-4   Proposed form(s) of Capital Interest.

       **A-5   Proposed  form(s)   of   Entity
               Agreement of the Issuing Entity, including the proposed form(s) of Entity Interests.

       **A-6   Proposed form(s) of Guaranty  (if
               applicable).

       **B-1   Proposed form(s) of agreement  for
               sale(s) of Entity Interests.

       **C-1   Proposed  form  of  Registration
               Statement relating to Subordinated Securities and Entity Interests.

           D   Inapplicable.

           E   Inapplicable.

           F   Opinion  of Laurence M. Hamric,  Esq.,
               counsel to Entergy Power UK plc.

           G   Financial Data Schedules.

           H   Suggested form of notice  of  proposed
               transactions  for  publication  in   the   Federal
               Register.

--------------------------------------
**   To be filed by amendment.


     (b) Financial Statements:

           Financial  Statements of EPUK as of  March  31,  1997.
     Financial    Statements   of   Entergy    Corporation    and
     subsidiaries, consolidated, as of March 31, 1997.

           Notes to financial statements of Entergy Corporation and subsidiaries included in the Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 (filed in File No. 1-11299 and incorporated herein by reference).

           Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since March 31, 1997.


Item 7.  Information as to Environmental Effects.

           (a) As more fully described in Item 1, the proposed transactions subject to the jurisdiction of the Commission relate only to the financing activities of EPUK and do not involve a major federal action having a significant impact on the human environment.

          (b)  Not applicable.

                            SIGNATURE


           Pursuant  to  the requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned company has duly caused this Application-declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                                   ENTERGY POWER UK PLC


                                   By: /s/ William J. Regan, Jr.
                                          William J. Regan, Jr.
                                              Treasurer



Dated:  July 22, 1997